

Mail Stop 3030

October 29, 2010

Via Facsimile and U.S. Mail

Mr. Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

> **Re: Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 8-K filed on August 20, 2010**
> **File No. 000-52327**

Dear Mr. Reilly:

We have reviewed your response letter dated October 8, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1. Given your response to prior comment 3 regarding ThermaFreeze's ownership of more than 10% of your outstanding shares, please tell us how you intend to provide the disclosure required by Item 405 of Regulation S-K.

Item 12. Security Ownership of Certain Benficial Owners and Management

2.   Please tell is how you intend to disclose the individual beneficial owners of the shares identified by you in response to our prior comment 2.

Amendment 1 to the Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

3.   We note your response to prior comments 4, 5, 6 7, and 8. Please amend this filing and your June 30, 2010 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Form 8-K filed on August 20, 2010

4.   We note your response to prior comment 9. In order to understand your accounting for the transaction with Urban Agriculture Corporation (UAC) as a business combination, please address the following comments:

- Please explain to us the nature of the operations of Urban Agriculture Corporation and how it meets the definition of a business outlined in 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification.
- Considering that this transaction was primarily effected by exchanging equity interests and the composition of your new management changed to UAC's senior management, please explain to us in more detail how you considered each of the factors outlined in 805-55-12 through 55-15 of the FASB Accounting Standards Codification to determine who the accounting acquirer was in this transaction.
- Please explain to us in more detail how considered accounting for this transaction as a recapitalization.

We may have more comments upon reviewing your response.

5.   Notwithstanding the comments issued above, please explain to us how you considered the requirements of Rule 8-04 and 8-05 of Regulation S-X related to your transaction with UAC.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Eric Atallah, Reviewing Accountant, at (202) 551-3663, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief

cc (by facsimile): Eric Hellige, Esq. (212) 798-6380